Exhibit 99.3

Cable and Wireless plc
Third Quarter 2004/5 Trading Statement

Solid progress with focus on cash margins and cost control

Cable and Wireless plc today (25 January 2005) issued its third quarter trading statement, for the three months to 31 December 2004, with revenue from continuing businesses of £808 million and a net cash balance of £1,384 million.

Francesco Caio, Chief Executive of Cable and Wireless plc, said:

“The results this quarter contain no surprises and demonstrate solid progress in our transformation of the business. Across all our businesses we continue to pursue profitable revenue streams and cash generative margins, with a strong focus on control of operating costs and capital expenditure. In the UK we are starting to exploit the growth in broadband through local loop unbundling, enabling full service differentiation and margin improvement from network cost reductions. In the National Telcos we are continuing to develop our mobile and IP services, in order to complement our strengths as the incumbent operator and help sustain margins.

“Revenue in the UK Business and Enterprise businesses was stable in the third quarter over the prior quarter. In our Carrier Services business revenue was impacted by the reduction in mobile termination rates, which has a negligible profit impact. As anticipated, market conditions across the Group remained challenging in the third quarter, especially in the UK business segment where pricing pressure continues.

“In the third quarter the UK Enterprise segment won a number of substantial contracts, including contracts with Volkswagen Group, the Go-Ahead Group plc and Scottish Courage for the provision of IP VPN services.

“In Bulldog Communications we have focused on execution of our local loop strategy, announcing and launching the implementation of our broadband rollout with 68 exchanges unbundled at the end of December and an additional 317 exchanges selected for unbundling and now at different stages of the planning and installation process. We are encouraged by the response within our London market and will be ready to move to a full commercial launch by mid 2005, when we intend to report key metrics on Bulldog Communication’s development. This is in line with our initial plan to unbundle 400 exchanges by the end of 2005.

“The reorganisation of the UK business, Corporate Centre and European operation is progressing in line with our timetable. To date the UK business has achieved operating cost reductions, primarily in the area of staff and other operating cost reductions. As announced in November, we are now targeting additional cost reductions in the areas of operations and networks and this remains a focus for the newly appointed team in the UK.

“National Telcos performance in the third quarter was in line with our expectations, with a robust performance in a number of our mobile operations. The impact of Hurricane Ivan on the Caribbean results to date is in line with estimates provided at our interim results in November. We are still assessing the trading impact of the Indian Ocean Tsunami on our business in the Maldives but at this stage we do not expect it to be large. The reported results of a number of our National Telcos were further impacted by the decline in the US dollar against sterling in the quarter.

“At the interim results we announced a £250 million share repurchase over the next eighteen months. To date we have bought back 24.8 million shares, at an average price of 117 pence.”

Trading review

In the three months ended 31 December 2004, Group revenue from continuing businesses was £808 million, a decrease of one percent at actual rates and two percent at constant currency when compared to the prior quarter (Q2 2004/5: £820 million). When compared to the third quarter of the prior year, revenue from continuing businesses showed a decrease of four percent at actual rates, but was flat at constant currency. The businesses acquired this year, Monaco Telecom and Bulldog Communications, contributed revenue of £30 million in the quarter (Q2 2004/5: £29 million).

In the UK, third quarter revenue of £390 million was down four percent against the prior quarter and six percent against the prior year. This trend was principally attributable to the reduction in mobile termination rates (introduced by Ofcom from 1 September 2004) on revenue from the Carrier Services segment. Revenue in the Business and Enterprise segments was stable in the third quarter over the prior quarter.

Third quarter revenue in the National Telcos of £306 million increased four percent against the prior quarter and 14 percent against the prior year at constant currency. Adjusting for Monaco Telecom, there is an increase of four percent at constant currency against the prior year. Within National Telcos, at constant currency Caribbean revenue of £139 million increased two percent against the prior quarter and was four percent lower against the prior year. Cayman mobile revenues supported Caribbean revenue growth over the previous quarter.The decline against the prior year was due in large part to more intense competition in international services, particularly in Cayman and Jamaica. Elsewhere in National Telcos, revenue was in line with management’s expectations.

Based on our third quarter results, management maintains its expectation that Group profit before exceptional items and tax in the second half of the year will be a reasonable reflection of that achieved in the first half. This is before taking into account our initial investment in local loop unbundling, amortisation of intangibles and the impact of both Hurricane Ivan and the Indian Ocean Tsunami.

Net Cash

Cable & Wireless’ net cash balance at 31 December 2004 was £1,384 million (30 September 2004: £1,386 million). The level of net cash maintained reflects continued tight operational cash control less the cash flow associated with the share repurchase programme and the investment in local loop unbundling. Gross cash was £2,228 million (including £12 million of treasury instruments) and gross debt was £844 million, of which long term debt was £814 million (30 September 2004: gross cash £2,245 million and gross debt £859 million).

In the third quarter cash capital expenditure was £108 million (Q2 2004/5: £74 million, Q3 2003/4: £94 million). The increase in capital expenditure in the quarter reflects the unbundling of further exchanges and the upgrade in capacity and functionality of the backhaul network by Bulldog Communications and the phasing of capital expenditure across the Group. Cash capital expenditure in the nine months to 31 December 2004 totalled £232 million (Nine months to 31 December 2003 £266 million). Capital expenditure for the full year 2004/5 is now expected to be between £350 million and £370 million, including investment in local loop unbundling and capital expenditure by Monaco Telecom.

As indicated in November, in anticipation of the triennial valuation of the UK defined benefit pension scheme at 31 March 2005, the company will make an interim contribution of £100 million in the final quarter of the year.

Cable & Wireless – Group Revenue and Cash

£ million (unaudited and at actual rates)	Q3 2004/5	Q2 2004/5	Q3 2003/4

Revenue
UK	390	405	413
CWAO	5	4	6
Europe	46	47	62
Japan & Asia	66	65	71
Bulldog Communications	4	3	—

UK Group	511	524	552
National Telcos (excluding Caribbean and Monaco)	141	134	134
Caribbean	139	136	159
Monaco Telecom	26	26	—

National Telcos	306	296	293

Inter-group eliminations	(9)	—	(6)

Revenue from continuing businesses	808	820	839

Group Revenue	808	820	917

Cash
Gross Cash	2,228	2,245	2,547
Gross Debt	(844)	(859)	(946)

Net Cash	1,384	1,386	1,601

Notes to the Quarterly Trading Statement

Revenue from continuing businesses excludes the US domestic businesses that were deconsolidated from the Group accounts on 8 December 2003 and TeleYemen that ceased operating following the expiry of its licence on 31 December 2003.

The analysis of revenue in the table above is based on existing disclosure. From the year ending 31 March 2005, the geographies comprising the UK Group will be analysed as Enterprise, Business, Carrier Services and Bulldog Communications (For comparative purposes geographic analysis will be retained for the 2004/5 full year results only).

The sale of Cable & Wireless IDC Inc (“C&W IDC Japan”) is expected to complete in the fourth quarter of 2004/5. Until completion of the transaction, results from C&W IDC Japan will be classified within continuing businesses. C&W IDC Japan revenue for the three months ended 31 December 2004 was £57 million (Q2 2004/5: £55 million, Q3 2003/4: £61 million).

Shares purchased under the share repurchase programme have not been cancelled but are instead being held as Treasury stock:

	2004/5	2004/5	2003/4
	31 Dec 04	30 Sep 04	30 Sep 03

Number of shares outstanding	2,365,410,136	2,388,599,080	2,383,596,194

Average and period end US and Jamaican dollar exchange rates used in the current period and prior year are shown below:

Against Sterling	2004/5	2004/5	2003/4
	Q3 YTD	Q2 YTD	Q3 YTD

US$
— Average	1.8185	1.8073	1.6338
— Period end	1.9355	1.8027	1.7629

Jamaican$
— Average	110.4882	109.3445	95.0725
— Period end	118.6460	110.5020	105.6860

Final Results

Cable & Wireless will announce its results for the full year to 31 March 2005 on 26 May 2005.

Contacts:

Investor Relations:
Louise Breen	Director, Investor Relations	+44 20 7315 4460
Virginia Porter	VP, Investor Relations	+1 212 551 3563
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225

Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+44 20 7315 4410
Steve Double	Group Head of Media Communications	+44 20 7315 6759
Peter Eustace	Head of Media Relations	+44 20 7315 4495

About Cable & Wireless
Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Asia, the Caribbean, Panama, and the Middle East.

For more information about Cable & Wireless, go to www.cw.com.

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those that appear, or are referred to, in the cautionary statements section on the first page of the company's Form 20F 2004.